U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person

     Merrill Lynch, Pierce, Fenner & Smith Incorporated

     --------------------------------------------------

     (Last)                   (First)             (Middle)

     World Financial Center - North Tower - 250 Vesey Street

    --------------------------------------------------------

                                    (Street)

     New York,                     NY                  10281

     -------------------------------------------------------

     (City)                   (State)                  (Zip)

2.   Date of Event Requiring Statement
     (Month/Day/Year)
     4/30/97

3.   IRS or Social Security Number of Reporting Person      (Voluntary)
     #13-5674085

4.   Issuer Name and Ticker or Trading Symbol

     Ithaca Industries, Inc.

5.   Relationship of Reporting to Issuer
     (Check all applicable)
     Director           /x/ 10% Owner
     Officer (give title below)     Other (specify below)*

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group
     Filing (Check Applicable Line)
     - Form filed by One Reporting Person
     - Form filed by More than One Reporting Person       /X/

Table I - Non-Derivative Securities Beneficially Owned

1.   Title of Security (Instr. 4)
     Common Stock, $.01 par value
     Common Stock, $.01 par value

2.   Amount of Securities Beneficially Owned (Instr. 4)
     1,252,080
     1,252,080

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
     D
     I

4.   Nature of Indirect Beneficial Ownership (Instr. 5)

     *

Reminder:    Report  on  a  separate  line  for  each   class  of  securities
             beneficially owned directly or indirectly.

                           (Print or Type Responses)  SEC 1473(8-92)

Table II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.   Title of Derivative Security (Instr. 4)

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable       Expiration Date             Title

3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title            Amount or Number of Shares

4.   Conversion or Exercise Price of Derivative Security

5.   Ownership  Form of  Derivative Security:    Direct (D)  or Indirect  (I)
     (Instr. 5)

6.   Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

* The Common Stock has been acquired by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a direct, wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated November 22, 1996, confirming the Prepackaged Chapter 11 Plan of Reorganization of Ithaca Industries, Inc. ("Ithaca") under Chapter 11 of the Bankruptcy Code (the "Plan") in satisfaction of certain claims against Ithaca. The Plan became effective December 16, 1996.


Merrill Lynch, Pierce, Fenner & Smith Incorporated
April 29, 1997

/s/ Richard B. Alsop          April 30, 1997
--------------------          --------------
Richard B. Alsop              Date
Attorney-In-Fact

**  Intentional  misstatements  or  omissions  of  facts  constitute  Federal
Criminal Violations.                       SEC 1473(8-92)

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



                           JOINT FILER INFORMATION

Name:               Merrill Lynch & Co., Inc.

Address:            World Financial Center - North Tower
                    250 Vesey Street
                    New York, New York 10281


Designated Filer:        Merrill Lynch, Pierce, Fenner & Smith Incorporated

Issuer & Ticker Symbol:  Ithaca Industries, Inc.

Date of Event
  Requiring Statement:   April 30, 1997


Signature:          /s/ Richard B. Alsop
                    ---------------------------------------
                    Richard B. Alsop*
                    Attorney-In-Fact

* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.